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                            CAMBRIDGE HOLDINGS, LTD.
                             1722 BUFFEHR CREEK ROAD
                              VAIL, COLORADO 81657
                                (970) 479-2800

                                November 24, 1998


Dear Shareholders:

         Cambridge Holdings, Ltd. (the "Company") is offering to purchase up to 1,200,000 shares of its common stock (the "Shares") from existing shareholders (the "Offer"). The purchase price is $0.45 per Share. On November 23, 1998, the last trading day prior to the announcement and commencement of the offer, the high and low bid prices per Share for Cambridge's common stock on the Electronic Bulletin Board was $0.38.

         The Tender Agent for the Offer is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite 2350, Denver, Colorado 80202-4614; telephone
(303) 595-3300. Trading in the Shares in the open market has been limited and sporadic. The Board of Directors of the Company believes the Offer will provide shareholders with an opportunity to sell their Shares for cash without the usual transaction costs associated with open market sales. The Board also believes that this is an attractive time for the Company to repurchase a significant portion of the outstanding Shares. The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in these materials.

         The number of Shares you own is set forth in the upper right corner of the label affixed below. Please note that if your stock certificate is dated before May 1990, it may not reflect the 1-for-25 stock split effected then. If you decide to tender your Shares, the amount you will receive for your Shares can be determined by multiplying the number of Shares you currently own (as set forth on the label below) times $0.45.

         The Board does not make any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares should be tendered. The Company has been advised that two of its four directors intend to tender all of the Shares owned by them pursuant to the Offer.

                                  Sincerely,



                                  Gregory Pusey
                                  President

Enclosures